UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

Century Properties Fund XV

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

55 Beattie Place

P.O. Box 1089

Greenville, South Carolina 29601

Telephone: (864) 239-1000

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 100 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 100 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	Not Applicable

1.	NAME OF REPORTING PERSON: MADISON RIVER PROPERTIES, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 0 Limited Partnership Units
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 0 Limited Partnership Units
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Limited Partnership Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

Introductory Note

This Amendment No. 32 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P., AIMCO/IPT, Inc. and Madison River Properties, L.L.C. (collectively, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following information:

On December 19, 2011, Century Properties Fund XV, a California limited partnership (“CPF XV”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with AIMCO Properties, Century Properties Fund XV, LP, a Delaware limited partnership (“New CPF XV”), and AIMCO CPF XV Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties was the sole member (the “Merger Subsidiary”). The Amended and Restated Merger Agreement provides for (i) the merger of CPF XV with and into New CPF XV, with New CPF XV as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into New CPF XV, with New CPF XV as the surviving entity (the “Second Merger” and collectively with the First Merger, the “Mergers”), upon approval by a majority in interest of the units of limited partnership interest of CPF XV (the “Units”) outstanding.

On February 21, 2012, AIMCO Properties and its affiliates took action by written consent to approve the Mergers, which were completed on February 21, 2012. Prior to the Mergers, there were 89,965 Units issued and outstanding, of which AIMCO Properties and its affiliates owned 65,841.34 Units (approximately 73.19%). After accounting for a voting restriction to which a portion of such Units were subject, AIMCO Properties and its affiliates were entitled to vote 50,137 Units, or approximately 55.73% of the outstanding Units, in favor of the Amended and Restated Merger Agreement and the Mergers. As a result of the Mergers, each Unit outstanding immediately prior to consummation of the Mergers (other than Units as to which appraisal rights are elected) was converted into the right to receive, at the election of the holder, either $41.83 in cash (the “Cash Consideration”) or 1.67 partnership common units of AIMCO Properties. Limited partners who reside in the State of California, or who fail to make an election, will receive only the Cash Consideration. In addition, as a result of the Mergers, AIMCO Properties’ membership interest in the Merger Subsidiary was converted into 100 units of limited partnership interest of New CPF XV. Fox Realty Investors and Fox Capital Management Corporation continue to be the general partners of New CPF XV.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) The information in rows (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated January 19, 2007 (incorporated by reference to Exhibit 7.1 to Amendment No. 28 to the Reporting Persons’ Schedule 13D, dated January 19, 2007).

Exhibit 7.2	Amended and Restated Agreement and Plan of Merger, dated December 19, 2011, by and among Century Properties Fund XV, Century Properties Fund XV, LP, AIMCO Properties, L.P. and AIMCO CPF XV Merger Sub LLC (incorporated by reference to Exhibit 10.1 to Century Properties Fund XV’s Current Report on Form 8-K, dated December 19, 2011).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2012

AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.,
Its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

AIMCO IPLP, L.P.

	By:	AIMCO/IPT, INC.,
Its General Partner

AIMCO/IPT, INC.

MADISON RIVER PROPERTIES, L.L.C.

	By:	AIMCO IPLP, L.P.,
Its Sole Member

		By:	AIMCO/IPT, INC.,
Its General Partner

			By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and
Assistant General Counsel